FILE NO 1-9945

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON   DC   20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August 2005

National Australia Bank Limited

ACN 004 044 937

(Registrant’s Name)

Level 24
500 Bourke Street
MELBOURNE  VICTORIA 3000
AUSTRALIA

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL AUSTRALIA BANK LIMITED

Brendan Case

Date: 29 August 2005	Title:	Associate Company Secretary

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Institutional Markets & Services
National Australia Bank Limited ABN 12004044937
ASX Announcement	500 Bourke Street Melbourne Victoria 3000 Australia

Melbourne, 29 August 2005

Institutional Markets & Services Briefing

National Australia Bank’s Executive General Manager, Institutional Markets & Services (IMS), Mr John Hooper, will this week update the investment community and media on the strategic focus and key initiatives for the IMS division.

Attached is a copy of the presentation that will be the basis for discussions with the investment community.  A copy is also available at www.nabgroup.com.

“We are making good progress but we are in year one of a two to three year turnaround,” he said.

Mr Hooper said the key issues for IMS are to:

•     simplify the business;

•     deliver sustainable revenue growth;

•     create the right environment for our people to excel; and

•     embed ownership of effective risk practices within Institutional Markets & Services

Mr Hooper reiterated the guidance provided at the half year results announcement that IMS is expecting flat half on half earnings for the year to 30 September 2005, and potentially lower earnings in 2006 as capital is released from the business.

For further information contact:

Jim Stiliadis	Hany Messieh
Corporate Affairs	Group Investor Relations
Institutional Markets & Services	03 8641 2312 work
03 8641 3958 work	0414 446 876 mobile
0414 534 703 mobile

Or visit www.nabgroup.com

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% contribution to IMS
60
50
40
30
20
10
0
Regional Contribution
Capital Usage
Australia
UK
New Zealand
US
Asia

5

National Australia Bank

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**Revenue by Product**
(September 2004)

Structured Products (6%)
Credit Products (3%)
FI (9%)
Markets – Risk & Trading (22%)
Other (4%)
CL (32%)
Markets – Sales (24%)

**Revenue by Region**
(September 2004)

Asia (6%)
US (8%)
NZ (11%)
UK (27%)
Aust (48%)

FI = Financial Institutions

CL = Corporate Lending

6

National Australia Bank

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August 2005

Institutional Markets & Services

Overview and Update

John Hooper

Executive General Manager

[LOGO]

Overview of the IMS Business

Clients	Financial Institutions: Banks, Insurance, Fund Managers, Governments, and Corporates and Business Clients managed by other parts of the Group

Products	Debt Financing	Risk Management	Investment

	Syndications	Interest Rate	Deposits/CDs/CP/Bills
	Debt Capital Markets	Currency	Bonds & ABS
	Securitisation	Commodity	Mezzanine
	Project Finance	Equity Derivatives	Structured Property
	Structured Finance	Credit Derivatives	Private Equity
	Asset Finance		Capital Protection
	Leveraged Finance		Structured Credit
	Mezzanine Finance		Alternative Investment
Corporate Lending*

Services	Portfolio Management	People & Culture	Finance and Risk Management

	Marketing & Communications	Operations	Quantitative Services

	Technology	Program Office	Client Business Services

What’s out	Trade Finance	Transactional Banking	Custodian Services
of IMS

Note:  *In Australia, Corporate Lending is to the Top 500 Corporates with an annual turnover greater than $350M

The issues IMS faced can be grouped into four core themes

Business	Unsustainable
Inefficiency	revenue growth

People	Ineffective risk
Practices

IMS focus was on risk capital at the expense of actual capital

	FY 2001^	FY 2002^	FY 2003	FY 2004
Net Operating Income	~A$1,820m	~A$1,810m	A$1,782m	A$1,484m

Operating Expenses	~A$650m	~A$660m	A$643m	A$705m

Net Profit after Tax	~A$700m	~A$790m	A$840m	A$558m

Average Interest Earning Assets - External	~A$92b	~A$101b	A$104.5b	A$96.8b

Staff Numbers (Spot)*	~1,950	~1,900	1,904	2,073

^2001 and 2002 not comparable to 2003 and 2004. These are indicative numbers adjusted to reflect current operating model

Note:  Operating Expenses exclude B&DD; Net Profit After Tax is before significantitems and after Outside Equity Interests; *Full Time Equivalent Employees

c.70% of IMS contribution is from Australia and NZ with less than 50% of the capital deployed

Regional profit contribution and capital usage
as at 30 Sep 2004

[CHART]

c.60% of IMS revenue comes from Australia and NZ

Revenue by Product	Revenue by Region
(September 2004)	(September 2004)

[CHART]	[CHART]

FI = Financial Institutions

CL = Corporate Lending

Note:  Corporate Lending income, expenses and NPAT are booked in IMS as the product provider of the Corporate Lending product; Corporate Lending relationship management in Australia resides within the Australian region

The issues IMS faced can be grouped into four core themes

Business inefficiency	Unsustainable revenue growth

• Risk capital focus (EVA / RAROC) at expense of actual capital	• Declining margins in volume products
• High reliance on one-off fees and peaks in non-sustainable income streams

People	Ineffective risk practices

• Key senior management changes	• Ineffective engagement between the business and Risk
• Lack of clear accountability

IMS is creating a competitive growth platform

•      Focus on key segments across core markets – Australia, New Zealand and UK

•      Consolidation of Asian footprint – hub in Hong Kong, exiting IMS activity in Singapore, Seoul, Tokyo and Malaysia

•      Exit non-core businesses in the US – Energy and Utilities and Real Estate

•      Reduction of low yielding risk weighted assets – majority from UK, Asia and US

[GRAPHIC]

Flat half on half earnings with potentially lower earnings in
2006 as the business is rebased

IMS is also addressing the challenging external environment

External Environment	Implication

• Strong market liquidity continues to put pressure on corporate lending yield	• Reduce reliance on low ROE* lending
• Focus on cross-sell of high value add products

• Increasing sophistication of retail and sub-institutional client segments	• Increase breadth and sophistication of core product offerings

• Changing legislative environment impacting Structured Finance business	• Shift focus from asset side to both asset and liability sides of balance sheet

• Focus on establishment and growth of new businesses

• Impact of low and stable interest rates on the trading environment	• Build lower volatility income streams

Note:  *ROE is Return on Equity

IMS ongoing focus is to address key issues

•      Simplify the operations of the business

•      Deliver sustainable revenue growth

•      Create the right environment for people to excel

•      Embed ownership of effective risk practices

IMS - Simplify Operations

Priorities

•      Rationalise geographic footprint

•      Review competitive position of all products and market segments

Progress to Date

•      Released $250M ACE* capital as at 31 March 2005 but still work in progress

•      Consolidation of Asian footprint on track – centralisation of IMS business into Hong Kong

•      Repositioned corporate banking in the UK to focus on core large client relationships and Middle Market

•      Reorganised Markets Division realigning global product lines into more effective business groupings

•      Consolidated regional technology centres – transition from a dual-hub infrastructure model into a global support hub

Note:  *ACE is Adjusted Common Equity

IMS - Revenue

Priorities

•      Focus on key segments across core markets

•      Improve returns from client relationships

•      New product introduction

•      Focus on originate – warehouse – distribute operating model

Progress to Date

•      Re-opened FX desk

•      Expanded product range including Leveraged Finance, Mezzanine Debt and Asset Finance

•      Ongoing development of investor product for distribution channels

IMS has experienced some early successes

No. 1 in Project Finance

Mandated Arranger of Australasian
Project Finance Loans
First Half 2005

Rank	Mandated Arranger	Value (A$m)
1	NAB	1,131
2	CBA	873
3	JP Morgan	621
4	ANZ IB	582
5	ABN Amro	320

Only Australian Bank in Global Top 10;
Mandated Arranger of Global Project
Finance Loans

No. 1 in Loan Syndications

Australia Loans

1 Jan 2005 – 30 June 2005

Rank	Bookrunner	Proceeds (US$m)
1	NAB	3,913
2	ANZ	3,400
3	CBA	2,426
4	Westpac	2,408
5	CSFB	1,046

Source:  Project Finance results from Dealogic Project Finance Review, July 2005; Loan Syndications results from Thomson Financial, Second Quarter 2005

IMS - People

Priorities

•      Stabilise management

•      Drive cultural change and awareness

•      Clear role definition and accountability

•      Linking of performance and reward

Progress to Date

•      New IMS Management team in place

•      Compliance and behavioural ‘gateways’ embedded into people assessments

•      Organisational Culture Inventory for IMS Group Critical Roles – positive shifts

•      Established new incentive compensation scheme and performance measures

IMS - Risk

Priorities

•      Focus on APRA/ASIC and undertakings given to global regulators

•      Shift from reactive to proactive risk management

•      Integration of all aspects of Risk Management into the business

Progress to Date

•      Completed all IMS specific ASIC Enforceable Undertaking work, closer focus and effort on support of regulatory needs of business

•      Team focused on proactive management of Regulatory Compliance issues, including APRA remediation

•      Risk function embedded within the IMS business

•      Transformation of compliance behaviour evident, e.g. reduction in limit breaches

IMS - Summary

•      Rebasing our business

•      Addressing fundamentals - simplification, revenue, people and risk

•      Expecting flat half on half earnings in line with half year announcement

•      Potentially lower earnings in 2006 as the business is rebased – c. $50M reduction

Disclaimer

This document is a presentation of general background information about the Group’s activities current at the date of the presentation, 29th August 2005.  It is information in a summary form and does not purport to be complete.  It is not intended to be relied upon as advice to investors or potential investors anddoes not take into account the investment objectives, financial situation or needs of any particular investor.  These should be considered, with or without professional advice, when deciding if an investment is appropriate.

This document contains certain “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934 and the US Private Securities Litigation Reform Act of 1995.  The words “anticipate”, “believe”, “expect”, “project”, “estimate”, “intend”, “should”, “could”, “may”, “target”, “plan” and other similar expressions are intended to identify forward-looking statements.  Indications of and guidance on future earnings and financial position and performance are also forward-looking statements.  Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of the Group, that may cause actual results to differ materially from those expressed or implied in such statements.  There can be no assurance that actual outcomes will not differ materially from these statements.  For further information relating to the identification of forward-looking statements and important factors that could cause actualresults to differ materially from those projected in such statements, see “Presentation of Information - Forward-Looking Statements” and “Risk Factors” in the Group’s Annual Report on Form 20-F filed with the US Securities & Exchange Commission.